

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359
LEVEL 23, 56 PITT STREET





03 AUG -8 7:21

03029038

FACSIMILE

82-1565

To:	**OFFICE OF INTERNATIONAL CORPORATE FINANCE**
Company:	**SECURITIES AND EXCHANGE COMMISSION, U.S.A.**
Facsimile No:	**0011 1 202 942 9624**
From:	**HELEN GOLDING – Company Secretary**
Date:	**6 AUGUST 2003**
SUBJECT:	**12g3-2(b) Exemption Number: 82-1565**
No of Pages:	**22 pages (including cover sheet)**

SUPPL

- **APPENDIX 3B – EXERCISE OF OPTIONS AND CONVERSION OF CP SHARES**
- **APPENDIX 3B – DEFERRED SETTLEMENT TRADING**
- **APPENDIX 3Y – CHANGE OF DIRECTORS' INTEREST**

Please see attached copies of announcements released to the Australian Stock Exchange this afternoon.

Yours sincerely

PROCESSED
AUG 12 2003
THOMSON FINANCIAL

HELEN GOLDING
Company Secretary/Group Legal Counsel

Attach:

dlw 8/6

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INTERNATIONAL +61 (2) 9259 1371
FAX: (02) 9247 3272

6 August 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

APPENDIX 3B - EXERCISE OF OPTIONS AND CONVERSION OF CP SHARES

I enclose Appendix 3B (New issue announcement, application for quotation of additional securities and agreement) in respect of 71,617,037 Ordinary Shares issued pursuant to the exercise of 71,616,816 Options and conversion of 221 Converting Preference Shares. The exercise price for the Options was paid in cash. Following allotment and approval of quotation the quoted securities of the Company will be:

1,907,036,902	ordinary shares fully paid (BPC)
797,344,811	converting preference shares fully paid (BPCPA)
125,241,770	options expiring 14 August 2003 exercisable at 20 cents (BPCO)

Yours sincerely



PHILIP WEST
Company Secretary

Encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Burns, Philp & Company Limited

ABN

65 000 000 359

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	71,617,037
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The terms of the ordinary shares are set out in the Company's Constitution.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.20 per ordinary share for the exercise of Options. Nil for the conversion of Converting Preference Shares
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Issued upon the exercise of 71,616,816 Options (ASX Code BPCO) and conversion of 221 Converting Preference Shares (ASX Code BPCPA)
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	6 August 2003

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
(a) 1,907,036,902	(a) Ordinary Shares
(b) 797,344,811	(b) Converting Preference Shares
(c) 125,241,770	(c) Options

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
Nil	

+ See chapter 19 for defined terms.

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable

+ See chapter 19 for defined terms.

22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

		Number	+Class
42	Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)		

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

Not applicable. Under Listing Rule 16.4 no fee is payable where an entity is seeking quotation of shares following the conversion of quoted securities.

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty
- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.



Sign here: .... Date: 6 August 2003
(~~Director~~/Company Secretary)

Print name: PHILIP WEST

== == == == ==

+ See chapter 19 for defined terms.

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INTERNATIONAL +61 (2) 9259 1371
FAX: (02) 9247 3272

6 August 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

APPENDIX 3B - EXERCISE OF OPTIONS AND CONVERSION OF CP SHARES

I enclose Appendix 3B (New issue announcement, application for quotation of additional securities and agreement) in respect of 71,617,037 Ordinary Shares issued pursuant to the exercise of 71,616,816 Options and conversion of 221 Converting Preference Shares. The exercise price for the Options was paid in cash. Following allotment and approval of quotation the quoted securities of the Company will be:

1,907,036,902	ordinary shares fully paid (BPC)
797,344,811	converting preference shares fully paid (BPCPA)
125,241,770	options expiring 14 August 2003 exercisable at 20 cents (BPCO)

Yours sincerely



PHILIP WEST
Company Secretary

Encl

Burns Philp

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1371
TEL: INTERNATIONAL +61 (2) 9259 1371
FAX: (02) 9247 3272

6 August 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

APPENDIX 3B – DEFERRED SETTLEMENT TRADING

I enclose Appendix 3B (New issue announcement, application for quotation of additional securities and agreement) in respect of up to 125,241,770 Ordinary Shares which may be issued pursuant to the exercise of up to 125,241,770 Options prior to their expiry date of 14 August 2003. The last day of quotation of the Options on the Australian Stock Exchange (ASX) will be 7 August 2003.

Deferred settlement trading of the underlying ordinary shares will commence on 8 August 2003. If any of the Options the subject of this Appendix 3B are exercised prior to their expiration date, the allotment of the underlying ordinary shares will occur when deferred settlement trading ceases which will be no later than 4 September 2003. When deferred settlement trading ceases the Company will confirm to the ASX all information required by Appendix 3B.

Yours sincerely



PHILIP WEST
Company Secretary

Encl

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement, application for quotation of additional securities and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002.

Name of entity

Burns, Philp & Company Limited

ABN

65 000 000 359

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	Ordinary Shares
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	Up to a maximum of 125,241,770 ordinary shares
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	The terms of the ordinary shares are set out in the Company's Constitution.

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	$0.20 per ordinary share for the exercise of Options.
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	To be issued upon the exercise of up to 125,241,770 Options (ASX Code BPCO).
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	As soon as practicable after the expiry of the Options on 14 August 2003 but no later than 4 September 2003.

8 Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
(a) 1,907,036,902	(a) Ordinary Shares
(b) 797,344,811	(b) Converting Preference Shares
(c) 125,241,770	(c) Options – quotation ceases 7 August 2003

9 Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)

Number	+Class
125,241,770	Ordinary Shares to be quoted on a deferred settlement basis – 8 August 2003

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Not applicable

+ See chapter 19 for defined terms.

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	Not applicable
12	Is the issue renounceable or non-renounceable?	Not applicable
13	Ratio in which the +securities will be offered	Not applicable
14	+Class of +securities to which the offer relates	Not applicable
15	+Record date to determine entitlements	Not applicable
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	Not applicable
17	Policy for deciding entitlements in relation to fractions	Not applicable
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	Not applicable
19	Closing date for receipt of acceptances or renunciations	Not applicable
20	Names of any underwriters	Not applicable
21	Amount of any underwriting fee or commission	Not applicable
22	Names of any brokers to the issue	Not applicable
23	Fee or commission payable to the broker to the issue	Not applicable

+ See chapter 19 for defined terms.

24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	Not applicable
25	If the issue is contingent on +security holders' approval, the date of the meeting	Not applicable
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	Not applicable
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	Not applicable
28	Date rights trading will begin (if applicable)	Not applicable
29	Date rights trading will end (if applicable)	Not applicable
30	How do +security holders sell their entitlements *in full* through a broker?	Not applicable
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	Not applicable
32	How do +security holders dispose of their entitlements (except by sale through a broker)?	Not applicable
33	+Despatch date	Not applicable

+ See chapter 19 for defined terms.

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) ☑ Securities described in Part 1

(b) ☐ All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

(If the additional securities do not form a new class, go to 43)

Tick to indicate you are providing the information or documents

35 ☐ If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 ☐ If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 ☐ A copy of any trust deed for the additional +securities

(now go to 43)

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

(now go to 43)

+ See chapter 19 for defined terms.

All entities

Fees

43 Payment method (tick one)

Not applicable. Under Listing Rule 16.4 no fee is payable where an entity is seeking quotation of shares following the conversion of quoted securities.

☐ Cheque attached

☐ Electronic payment made

Note: Payment may be made electronically if Appendix 3B is given to ASX electronically at the same time.

☐ Periodic payment as agreed with the home branch has been arranged

Note: Arrangements can be made for employee incentive schemes that involve frequent issues of securities.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.
- There is no reason why those +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

+ See chapter 19 for defined terms.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here:  Date: 6 August 2003
(~~Director~~/Company Secretary)

Print name: PHILIP WEST

== == == == ==

+ See chapter 19 for defined terms.



03 AUG -6 AM 7:21

BURNS, PHILP & COMPANY LIMITED
ABN 65 000 000 359

LEVEL 23, 56 PITT STREET
SYDNEY NSW 2000
GPO BOX 543
SYDNEY NSW 2001
AUSTRALIA

TEL: NATIONAL (02) 9259 1111
TEL: INT'L +61 (2) 9259 1111
FAX: (02) 9247 3272

6 August 2003

Mr Graham Gates
Announcements Officer
Australian Stock Exchange Limited
Exchange Centre
20 Bridge Street
SYDNEY NSW 2000

Dear Mr Gates

APPENDIX 3Y – CHANGE OF DIRECTOR'S INTEREST NOTICE

Please find attached Appendix 3Y, Change of Director's Interest Notice, providing details of changes of interest of Mr Hart as required under Listing Rule 3.19A.2.

Yours faithfully,

PHILIP WEST
Company Secretary

Encl.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	BURNS, PHILP & COMPANY LIMITED
ABN	65 000 000 359

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Graeme Richard Hart
Date of last notice	10 June 2003

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect interest
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Securities registered in the name of Millstreet Investments Limited and Kintron Developments Limited, wholly owned subsidiaries of Rank Group Limited which is wholly owned by Mr Hart (see Form 604 given to Burns, Philp & Company Limited by Rank Group Limited dated 24 July 2003 and copied to ASX).
Date of change	6 August 2003
No. of securities held prior to change	Millstreet Investments Limited: 114,173,627 Ordinary Shares 30,028,610 Converting Preference Shares Kintron Developments Limited: 943,003,388 Ordinary Shares 507,615,601 Converting Preference Shares 34,494,086 Options
Class	Ordinary Shares, Converting Preference Shares and Options.

+ See chapter 19 for defined terms.

Number acquired	Kintron Developments Limited: 34,494,086 Ordinary Shares
Number disposed	Kintron Developments Limited: 34,494,086 Options
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	The exercise price for each Option was $0.20. Aggregate consideration was $6,898,817.20.
No. of securities held after change	Millstreet Investments Limited: 114,173,627 Ordinary Shares 30,028,610 Converting Preference Shares Kintron Developments Limited: 977,497,474 Ordinary Shares 507,615,601 Converting Preference Shares
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Exercise of options.

Part 2 – Change of director's interests in contracts

Detail of contract	Nil
Nature of interest	
Name of registered holder (if issued securities)	
Date of change	
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	
Interest acquired	
Interest disposed	
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	
Interest after change	

+ See chapter 19 for defined terms.